Exhibit 99.106

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of ImmunoPrecise Antibodies Ltd. (the “Company”) will be held via live teleconference on Friday, November 20, 2020 at 10:00 a.m. (Vancouver, British Columbia time) for the following purposes:

1.	to set the number of directors at six (6) persons;

2.	to elect Jennifer Bath, James Kuo, Greg Smith, Robert Burke, Paul Andreola and Brian Lundstrom as directors of the Company for the ensuing year;

3.	to appoint Crowe MacKay LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company’s 10% rolling stock option plan as more particularly described in the accompanying Information Circular; and

5.	to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

In light of ongoing concerns related to the spread of COVID-19 and in order to mitigate potential risks to the health and safety of the Company’s shareholders, employees and other stakeholders, the Company is conducting the Meeting via live teleconference. Registered shareholders and duly appointed proxyholders that have properly registered before the Meeting can participate, vote or submit questions of management at the Meeting. There will be no in-person component to the Meeting and shareholders who wish to attend the Meeting must do so in accordance with the directions set out in the Information Circular under the heading “Voting of Proxies”.

The Company’s board of directors requests that all registered shareholders who will not be attending the Meeting read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, or by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), by 10:00 a.m. (Vancouver, British Columbia time) on November 18, 2020 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on October 14, 2020 will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 20th day of October 2020.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

“Jennifer Bath”

Jennifer Bath

Chief Executive Officer, President and Director